UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

CEREVEL THERAPEUTICS HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

15678U 128
(CUSIP Number)

Margaret M. Madden, Esq.
Senior Vice President and Corporate Secretary,
Chief Governance Counsel
Pfizer Inc.
235 East 42nd Street
New York, New York 10017
(212) 733-2323

Copy to:
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199
Attn: Emily Oldshue
(617) 951-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 15678U 128

1		NAME OF REPORTING PERSON Pfizer Inc. (“Pfizer”)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) SC, WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,349,211
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,349,211
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,349,211
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1) Based upon 127,123,954 shares of Common Stock issued and outstanding as of October 27, 2020, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on November 2, 2020.

Item 1. Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Cerevel Therapeutics Holdings, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 131 Dartmouth Street, Suite 502, Boston, Massachusetts 02116.

Item 2. Identity and Background

(a) – (c) This Statement is being filed on behalf of Pfizer Inc., a Delaware corporation (the “Reporting Person”). The principal business address of Pfizer is 235 E. 42nd Street, New York, NY 10017. Pfizer is a research-based, global biopharmaceutical company.

Set forth on Schedule I hereto, which is incorporated herein by reference, is the name, business address and principal occupation or employment and citizenship of each of the Reporting Person’s directors and executive officers.

(d) – (e) During the last five years, neither the Reporting Person nor any person named in Schedule I has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The jurisdiction of organization of the Reporting Person is set forth in subsection (a) above. The citizenship of each of the individuals referred to in Schedule I is set forth on Schedule I.

Item 3. Source and Amount of Funds or Other Consideration

On October 27, 2020 (the “Closing Date”), the Issuer consummated the previously announced business combination (the “Business Combination”) pursuant to a Business Combination Agreement, dated July 29, 2020 (as amended on October 2, 2020) (the “Business Combination Agreement”), by and among ARYA Sciences Acquisition Corp II (“ARYA”), Cassidy Merger Sub 1, Inc., a wholly-owned subsidiary of ARYA, and Cerevel Therapeutics, Inc. (“Cerevel”). On the Closing Date, Cassidy Merger Sub 1, Inc. merged with and into Cerevel, with Cerevel continuing as the surviving company and a wholly-owned subsidiary of ARYA. In connection with the closing of the Business Combination, ARYA changed its name to Cerevel Therapeutics Holdings, Inc.

In accordance with the terms of the Business Combination Agreement, (i) at the effective time of the Business Combination (“Effective Time”), each share of Cerevel outstanding as of immediately prior to the Effective Time was exchanged for shares of Common Stock based on an implied Cerevel vested equity value of $780,000,000 and (ii) on the Closing Date prior to the Effective Time, each Class A ordinary share of ARYA was converted into one share of Common Stock. As a result, the Reporting Person received 26,149,211 shares of Common Stock in consideration for the equity securities of Cerevel held by the Reporting Person prior to the Business Combination.

In addition, on the Closing Date, the Reporting Person purchased 1,200,000 shares of Common Stock from ARYA at a price of $10.00 per share pursuant to the terms of a Subscription Agreement, dated July 29, 2020 (the “Subscription Agreement”), by and between ARYA and the Reporting Person. The Reporting Person used its own working capital to acquire such shares of Common Stock.

References to and the description of the Subscription Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Subscription Agreement, which is attached hereto as Exhibit 1 and incorporated by reference herein.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 of this Statement are incorporated by reference in its entirety into this Item 4.

The Reporting Person acquired the securities reported herein for investment purposes. In its capacity as a significant stockholder of the Issuer with the right to representation on the board of directors of the Issuer, the Reporting Person intends to take an active role in working with the Issuer’s management and the board of directors on operational, financial and strategic initiatives. The Reporting Person reviews and intends to continue to review its investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Person may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of its securities of the Issuer. The Reporting Person may pursue any such transactions at any time and from time to time without prior notice, and such transactions will depend upon a variety of factors, including current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Person, tax considerations and other factors.

Item 5. Interest in Securities of the Issuer
The information set forth in or incorporated by reference in Items 2, 3, 4 and on the cover page of this Statement is incorporated by reference in its entirety into this Item 5.

(a) – (b) As of the date hereof, the Reporting Person holds 27,349,211 shares of Common Stock, representing approximately 21.5% of the outstanding shares of Common Stock. The percentage of the outstanding shares of Common Stock held by the Reporting Person is based on 127,123,954 shares of Common Stock issued and outstanding as of October 27, 2020, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on November 2, 2020.

As a result of the voting arrangements described below under Item 6 of this Statement, the Reporting Person and BC Perception Holdings, LP (“BC Perception”) may be deemed to be a group for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended. As of October 27, 2020, based on publicly available information, BC Perception owns 60,300,063 shares of Common Stock, or 47.4% of the outstanding shares of Common Stock. The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by BC Perception.

(c) Except as reported herein, neither the Reporting Person nor any of the individuals listed on Schedule I has effected any transactions in the Common Stock during the past sixty (60) days.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Person as described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Statement is incorporated by reference in its entirety into this Item 6.
Amended and Restated Registration and Shareholder Rights Agreement
On October 27, 2020, the Reporting Person entered into an Amended and Restated Registration and Shareholder Rights Agreement (the “Registration and Shareholder Rights Agreement”) with the Issuer and certain other stockholders of the Issuer, including BC Perception.
Board Representation
Under the Registration and Shareholder Rights Agreement, each of the Reporting Person and BC Perception agreed to cast all votes to which such entities are entitled for each such entity’s director nominees as set forth below. For so long as the Reporting Person holds an amount of the Issuer’s equity securities that is equal to 50% or more of the amount of securities it held at the Closing of the Business Combination (the “Closing”), it shall be entitled to nominate two directors, with such right (i) decreasing to one director at such time when the Reporting Person holds equal to or greater than 20% but less than 50% of the amount of securities it held at the Closing; and (ii) terminating at such time when the Reporting Person holds less than 20% of the amount of securities it held at the Closing. For so long as BC Perception holds an amount of the Issuer’s equity securities that is equal to 50% or more of the amount of securities it held at Closing, it shall be entitled to nominate four directors, with such right (i) decreasing to three directors at such time when BC Perception holds equal to or greater than 35% but less than 50% of the amount of securities it held at Closing; (ii) decreasing to two directors at such time when BC Perception holds equal to or greater than 20% but less than 35% of the amount of securities it held at the Closing; (iii) decreasing to one director at such time when BC Perception holds equal to or greater than 5% but less than 20% of the amount of securities it held at the Closing; and (iv) terminating at such time when BC Perception holds less than 5% of the amount of securities it held at the Closing. Additionally, for so long as BC Perception holds an amount of the Issuer’s equity securities that is equal to 60% or more of the amount of securities it held at the Closing, it shall be entitled, with the prior written consent of the Reporting Person (which consent may not be unreasonably withheld, conditioned or delayed), to nominate two unaffiliated directors to the Issuer’s board. Finally, for so long as the Reporting Person holds at least 20% of the amount of securities it held at closing, the Reporting Person has the right to designate one non-voting observer to attend each meeting of the Issuer’s board and its committees.
The Reporting Person has designated each of Douglas E. Giordano and Dr. Morris Birnbaum to serve on the Issuer’s board of directors. Mr. Giordano is a Senior Vice President in the Worldwide Business Development Group at Pfizer and Dr. Birnbaum is a Senior Vice President & Chief Scientific Officer at Pfizer.
Pursuant to the Registration and Shareholder Rights Agreement, to the fullest extent permitted by law, the doctrine of corporate opportunity and any analogous doctrine will not apply to (i) the Reporting Person, (ii) any member of the Issuer’s board of directors who is not a full-time employee of the Issuer or any of its subsidiaries or (iii) any affiliate, partner, advisory board member, director, officer, manager, member or shareholder of the Reporting Person who is not the Issuer’s or any of its subsidiaries’ full-time employee.
Registration Rights
The Registration and Shareholder Rights Agreement provides the following registration rights:

•
Demand registration rights. At any time after the Closing Date, the Issuer will be required, upon the written request of the Reporting Person, BC Perception, ARYA Sciences Holdings II or the Perceptive Life Sciences Master Fund Ltd. (collectively, the “Sponsor Holders”), to file a registration statement and use reasonable best efforts to effect the registration of all or part of their registrable securities. The Issuer is not obligated to effect any demand registration if a demand registration or piggyback registration was declared effective or an underwritten shelf takedown was consummated within the preceding 90-day period.

•
Shelf registration rights. At any time after the Closing Date, the Issuer will be required, upon the written request of any Sponsor Holder, to file a shelf registration statement pursuant to Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), and use reasonable best efforts to effect the registration of all or a portion of their registrable securities. Promptly upon receipt of a shelf registration request, the Issuer is required to deliver a written notice to all other Sponsor Holders and shall offer each such Sponsor Holder the opportunity to include its registrable securities in such shelf registration statement. At any time the Issuer has an effective shelf registration statement with respect to a Sponsor Holder’s registrable securities, such Sponsor Holder is permitted to make a written request to effect a public offering, including pursuant to an underwritten shelf takedown, provided that the Issuer is not obliged to effect any underwritten shelf takedown if a demand registration or piggyback registration was declared effective or an underwritten shelf takedown was consummated within the preceding 90-day period.

•
Piggyback registration rights. At any time after the Closing Date, if the Issuer proposes to file a registration statement to register any of its equity securities under the Securities Act or to conduct a public offering, either for its own account or for the account of any other person, subject to certain exceptions, the Sponsor Holders are entitled to include their registrable securities in such registration statement.

•
Expenses and indemnification. All fees, costs and expenses of underwritten registrations will be borne by the Issuer and underwriting discounts and selling commissions will be borne by the holders of the shares being registered. The Registration and Shareholder Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and holders of registrable securities are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

•	Lock-up. Notwithstanding the foregoing, each Sponsor Holder agreed not transfer any securities of the Issuer for 180 days following the Closing Date, subject to certain customary exceptions.
Preemptive Rights
Under the Registration and Shareholder Rights Agreement, in the event that the Issuer proposes to issue any capital stock, subject to certain customary exceptions (“New Securities”), each Sponsor Holder has the right to purchase, in lieu of the person to whom the Issuer proposed to issue such New Securities, its pro rata proportion of such New Securities. Such preemptive rights will terminate on the earlier to occur of the seventh anniversary of the Closing and, in the case of the Reporting Person, the date on which the Reporting Person beneficially owns less than 50% of the amount of securities it held at Closing or BC Perception beneficially owns less than 50% of the amount of securities it held at Closing.
References to and the description of the Registration and Shareholder Rights Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Registration and Shareholder Rights Agreement, which is attached hereto as Exhibit 2 and incorporated by reference herein.
Item 7. Materials to Be Filed as Exhibits

Exhibit 1	Subscription Agreement, by and between ARYA Sciences Acquisition Corp II and Pfizer Inc., dated July 29, 2020.
Exhibit 2
Amended and Restated Registration and Shareholder Rights Agreement, by and between Cerevel Therapeutics Holdings, Inc. and the stockholders party thereto, dated October 27, 2020 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on November 2, 2020).

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 6, 2020	Pfizer Inc.

	By:	/s/ Susan Grant
Name: Susan Grant
Title: Assistant Secretary

Schedule I
Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of Pfizer Inc.

Executive Officers and Directors of Pfizer

The business address of each director and executive officer is c/o Pfizer Inc., 235 E. 42nd Street, New York, NY 10017. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Albert Bourla, DVM, Ph.D Chairman and Chief Executive Officer	Chairman and Chief Executive Officer, Pfizer.

Ronald E. Blaylock Independent Director	Founder, Managing Partner of GenNx360 Capital Partners.
W. Don Cornwell Independent Director	Former Chairman of the Board and Chief Executive Officer of Granite Broadcasting.
Susan Desmond-Hellman, M.D., M.P.H. Independent Director	Current Senior Advisor and Board member of the Bill & Melinda Gates Medical Research Institute.
Joseph J. Echevarria Independent Director	Retired Chief Executive Officer of Deloitte LLP.

Scott Gottlieb, M.D. Independent Director	Special Partner, New Enterprise Associates, Inc.’s Healthcare Investment Team and Resident Fellow of the American Enterprise Institute
Helen H. Hobbs, M.D. Independent Director
Investigator of the Howard Hughes Medical Institute
Professor of Internal Medicine and Molecular Genetics and Director of the McDermott Center for Human Growth and Development at the University of Texas Southwestern Medical Center.

Susan Hockfield, Ph.D Independent Director	Professor of Neuroscience and President Emerita, Massachusetts Institute of Technology.
James M. Kilts Independent Director	Founding Partner, Centerview Capital.
Dan R. Littman, M.D., Ph.D Independent Director	Helen L. and Martin S. Kimmel Professor of Molecular Immunology at the Skirball Institute of Biomolecular Medicine of NYU Langone Medical Center. Investigator of the Howard Hughes Medical Institute

Shantanu Narayen Lead Independent Director	Chairman, President and Chief Executive Officer of Adobe Inc.
Suzanne Nora Johnson Independent Director	Retired Vice Chairman, Goldman Sachs Group, Inc.
James Quincey Independent Director	Chairman and Chief Executive Officer, The Coca-Cola Company. Country of citizenship is United Kingdom.
James C. Smith Independent Director	Retired President and Chief Executive Officer of Thomson Reuters Corporation.
William R. Carapezzi Executive Vice President, Global Business Services and Transformation	Executive Vice President, Global Business Services and Transformation, Pfizer.
Frank A. D’Amelio Chief Financial Officer, Executive Vice President, Global Supply	Chief Financial Officer, Executive Vice President, Business Operations and Global Supply, Pfizer.
Mikael Dolsten, M.D., Ph.D Chief Scientific Officer and President, Worldwide Research, Development and Medical	Chief Scientific Officer and President, Worldwide Research, Development and Medical, Pfizer.
Lidia Fonseca Chief Digital and Technology Officer, Executive Vice President	Chief Digital and Technology Officer, Executive Vice President, Pfizer.
Angela Hwang Group President, Pfizer Biopharmaceuticals Group	Group President, Pfizer Biopharmaceuticals Group, Pfizer.
Rady Johnson Chief Compliance, Quality and Risk Officer, Executive Vice President	Chief Compliance, Quality and Risk Officer, Executive Vice President, Pfizer.
Douglas M. Lankler General Counsel, Executive Vice President	General Counsel, Executive Vice President, Pfizer.
Alexander R. MacKenzie, Ph.D Chief Development Officer, Executive Vice President	Chief Development Officer, Executive Vice President, Pfizer.

Payal Sahni Becher Executive Vice President, Chief Human Resources Officer	Executive Vice President, Chief Human Resources Officer, Pfizer.
Sally Susman Chief Corporate Affairs Officer, Executive Vice President	Chief Corporate Affairs Officer, Executive Vice President Pfizer.
John Young Chief Business Officer, Group President	Chief Business Officer, Group President, Pfizer. Country of citizenship is Great Britain.